EXHIBIT 10.22

DIRECTOR FEE SUMMARY

Set forth below is a summary of the director fee arrangements for non-employee directors serving on the Board of Directors of Mercantile Bank Corporation (“Mercantile”). Director compensation is based on a single retainer figure with one-half (50%) of the retainer value paid in shares of Mercantile common stock as of the annual meeting date, with the share count calculated on the day of issuance, and the other half (50%) of the retainer value paid in cash, with payments divided into equal instalments paid at the end of each calendar quarter. The retainer fee is higher to each director who serves as Chairperson of our Board, Audit Committee, Compensation Committee and Governance and Nominating Committee or as the Executive Session Facilitator, as reflected in the chart below. One-half (50%) of the retainer value is paid in shares of Mercantile common stock as of the annual meeting date, with the share count calculated on the day of issuance. One-half (50%) of the retainer value is paid in cash, with payments divided into equal instalments payable at the end of each calendar quarter. Directors who fail to meet an attendance threshold of 85% of scheduled board and committee meetings would not receive their fourth quarter cash payment.

Retainer Value

Chair of the Board	$115,300
Chair of the Audit Committee	$95,300
Chair of the Compensation Committee	$87,300
Chair of the Governance Committee	$84,300
Executive Session Facilitator	$79,300
Non-Chair Directors	$77,400

Under the Bank’s deferred compensation plan for non-employee directors, Mercantile directors who are also directors of the Bank may elect to defer the cash portion of their annual retainer until they are no longer serving on the Board or until specific dates that they select. Directors are eligible to receive stock-based awards under the Stock Incentive Plan of 2023.